Exhibit 99.8

NICE Actimize Recognized as Category Winner for Communications Monitoring
Innovation in the Chartis 2022 RiskTech100® Rankings

NICE Actimize’s SURVEIL-X Communication solution provides comprehensive coverage for all communication modalities, asset classes and languages in a single cloud-ready solution

Hoboken, NJ – January 24, 2022 – NICE Actimize, a NICE (NASDAQ: NICE) business, has been recognized by Chartis Research as the category winner for Communications Monitoring in its recently released 2022 RiskTech100® rankings. In addition to the Communications Monitoring category leadership accolade, which it has received for the second consecutive year, NICE Actimize continued to be positioned in the top twenty of Chartis’ comprehensive list of top 100 global risk and compliance technology vendors – a position it has held for more than twelve years. Chartis Research, part of Infopro Digital, is a leading provider of research and analysis on the global market for risk technology.

NICE Actimize’s SURVEIL-X Communication solution provides comprehensive surveillance coverage for all communication modalities (email, chat, video, and voice), asset classes and languages, in a single cloud-ready solution. SURVEIL-X Communication includes advanced features like natural language understanding (NLU), built-in transcription, contextual querying, integrated case management and interactive dashboards, along with proven risk detection models which weed out false positives, bolster efficiency, drive down costs and reduce regulatory risk.

“We’re pleased to announce that NICE Actimize has won the Communications Monitoring Award in this year’s RiskTech100,” said Mark Feeley, Brand Director at Chartis. “As COVID 19 has forced firms to expand the perimeter of their surveillance systems, NICE Actimize has risen to the challenge, with broad spectrum e-comms coverage, analytics and case management capabilities, and integrations with trade data and sentiment analytics.”

Chris Wooten, EVP, NICE, said, “Our award-winning communications surveillance and monitoring solutions support our financial services industry customers as they address the challenges of hybrid work environments. As we continue to innovate within our holistic communication surveillance solutions with advancements in artificial intelligence, machine learning and cloud delivery, we will work closely with our customers to optimize operations and lower costs while meeting the demands of the changing regulatory landscape. We appreciate Chartis Research for honoring our market leadership in financial crime and our communications monitoring capabilities.”

The Chartis RiskTech100® ranking assessment criteria comprise six equally weighted categories: functionality, core technology, strategy, customer satisfaction, market presence and innovation. The RiskTech100® only includes companies that sell their own risk management software products and solutions.

About Chartis
Chartis Research is the leading provider of research and analysis on the global market for risk technology. It is part of Infopro Digital, which owns market-leading brands such as Risk and WatersTechnology. The goal of Chartis Research is to support enterprises as they drive business performance through improved risk management, corporate governance and compliance, and to help clients make informed technology and business decisions by providing in-depth analysis and actionable advice on virtually all aspects of risk technology.

RiskTech Quadrant®, RiskTech100® and FinTech QuadrantTM are registered trademarks of Infopro Digital Services Limited (http://www.chartis-research.com).

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers’ and investors; assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered contact center software. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com.

Corporate Media Contact:
Cindy Morgan-Olson, +1 646 408 5896, NICE Actimize, cindy.morgan-olson@niceactimize.com, ET

Investors:
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.